Registration No. 333-104068

Rule 424(b)(3)

Supplement Dated September 30, 2005

to Prospectus Dated January 5, 2005

The following updates the information contained in the prospectus under the heading “Plan of Distribution”:

Effective November 1, 2005, the fees payable with respect to administration of the Trust’s notes program will be revised. Starting that date, the Trust will pay Saul Company a fee of 2% of the principal amount of the notes as they are issued in any month in which notes are issued or, alternatively, a fee of $7,500 in any month in which no notes are issued. In addition, effective October 1, 2005, the fees payable under such agreement will be payable to Saul Company, rather than the Advisor.